Mail Stop 3561

November 29, 2006

Mr. Michael J. Hayes
Chairman and Chief Executive Officer
Fred's, Inc.
4300 New Getwell Road
Memphis, Tennessee 38118

      Re: **Fred's, Inc.**
               Form 10-K for the Fiscal Year Ended January 28, 2006
               Filed April 13, 2006

               Form 10-Q for the Fiscal Quarter Ended July 29, 2006
               Filed September 7, 2006

               File No. 1-14565

Dear Mr. Hayes:

We have reviewed your response dated November 1, 2006 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments.   Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 28, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Fiscal 2005 Compared to Fiscal 2004
Sales, page 23

1. We note your response to comment 4 of our letter dated October 11, 2006 regarding your calculation of comparable store sales. We believe the change during the current year in comparable store sales is an important indication of your performance when compared to the prior year. In this regard, it is not clear to us why you do not believe it is appropriate to exclude the first-year sales of a newly added pharmacy to an existing store. It would appear that you do not achieve a "comparable base" unless you do exclude the new sales since these sales are also not included in the prior year. Please revise your calculation of comparable store sales to exclude the first-year sales, or revise your disclosure of how you determine comparable store sales to clearly indicate that your calculation may not be comparable to that of others since your calculation includes these "non-comparable sales." Please show us in your supplemental response what your revised disclosure will look like.

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements
Note 1 – Description of Business and Summary of Significant Accounting Policies

Vendor Rebates and Allowances, page 41

2. We note your response to comment 6 of our letter dated October 11, 2006 relating to your disclosure of the amount cooperative advertising reimbursements netted against gross advertising costs. As you know, GAAP requires the disclosure of gross advertising expense for all periods presented instead of advertising expense, net of reimbursements, as you disclose in Note 1 of your Form 10-K for fiscal 2005. Accordingly, we do not consider the amount of your cooperative advertising reimbursements to be a disclosure of confidential information.   Please include in your revised disclosure the amount of cooperative advertising reimbursements netted against gross advertising expense for all periods presented. Please show us your revised disclosure with this additional information. Refer to paragraph .49 of SOP 93-7.

Note 10 – Sales Mix, page 54

3. We note your response to comment 8 of our letter dated October 11, 2006 regarding your compliance with the reporting requirements of SFAS 131. You state in your response that each store has been identified as an operating segment, including the new smaller Xpress stores, and that you believe all of the stores have the similar long-term economic characteristics in such areas as margin performance. Explain to us your basis and support for this position. Please also provide us the revenues and gross margins separately for the Xpress stores consolidated for the last three fiscal years and year-to-date fiscal 2006, and along with the revenues, gross profits and gross margin percentages for all other stores (excluding the Xpress stores) for the same periods. Explain to us how you determine whether a future or existing retail location is best suited for a regular store as opposed to an Xpress store along with your basis for allocating resources to open more Xpress stores. We believe receipt of this additional information will provide us with a better understanding of your business operations and allow us to complete our review of your compliance with the segment reporting requirements under SFAS 131.

* * *

        As appropriate, please revise your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or, in his absence, the undersigned, at (202) 551-3841, if you have questions regarding our comments on the financial statements and related matters. Please contact H. Christopher Owings, Assistant Director, at (202) 551-3725 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief